SPHERE 3D CORPORATION

(Formerly T.B. Mining Ventures Inc.)

For the Years Ended December 31, 2012, and December 31, 2011

(Expressed in Canadian Dollars)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying annual consolidated financial statements of Sphere 3D Corporation (“Sphere 3D” or the "Company") have been prepared by management in accordance with International Financial Reporting Standards and contain estimates based on management’s judgment. Management maintains an appropriate system of internal controls to provide assurance that transactions are authorized, assets safeguarded and proper records maintained.

The Audit Committee of the Board of Directors has reviewed with the Company’s independent auditors the scope and results of the annual audit and the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company’s independent auditors, Collins Barrow Toronto LLP are appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards and their report follows.

MANAGEMENT’S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING (“ICFR”) AND DISCLOSURE CONTROLS AND PROCEDURES (“DCP”)

Management is also responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. The internal control system was designed to provide reasonable assurance to the Company’s management regarding the preparation and presentation of the financial statements.

As the Company is a Venture Issuer (as defined under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) (“NI 52-109”), the Company and management are not required to include representations relating to the establishment and/or maintenance of DCP and/or ICFR, as defined in NI 52-109.

“Peter Tassiopoulos”	“Scott Worthington”
………………………………………	………………………………………
Peter Tassiopoulos	Scott Worthington
Chief Executive Officer	Chief Financial Officer

Mississauga, Ontario	Mississauga, Ontario
April 10, 2013	April 10, 2013

Collins Barrow Toronto LLP
Collins Barrow Place
11 King Street West
Suite 700, Box 27
Toronto, Ontario
M5H 4C7 Canada

T. 416.480.0160
F. 416.480.2646
www.collinsbarrow.com

INDEPENDENT AUDITORS' REPORT
To the Shareholders of Sphere 3D Corporation

We have audited the accompanying consolidated financial statements of Sphere 3D Corporation which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011 and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years ended December 31, 2012 and 2011 and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sphere 3D Corporation as at December 31, 2012 and December 31, 2011, and its financial performance and its cash flows for the years ended December 31, 2012 and 2011 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Licensed Public Accountants
Chartered Accountants
April 10, 2013
Toronto, Ontario

This office is independently owned and operated by Collins Barrow Toronto LLP
The Collins Barrow trademarks are used under License.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Consolidated Statements of Financial Position
As at
(Expressed in Canadian Dollars)

	December 31,	December 31,
	2012	2011

Assets
Current
Cash and cash equivalents	$1,633,334	$158,094
Investments	10,203	10,093
Subscriptions receivable	150,035	-
Sales tax recoverable	78,319	122,734
Amounts receivable	54,729	233,325
Inventory	-	21,078
Prepaid and sundry assets	105,401	154,828
	2,032,021	700,152

Property and equipment (note 5)	358,127	387,455
Investment	101,821	-
Intangible assets (note 6)	718,750	695,000

	$3,210,719	$1,782,607

Liabilities
Current
Trade and other payables (note 7)	$303,218	$310,987
Deferred revenue	-	30,070
Subscriptions received	-	50,400

	303,218	391,457

Shareholders' Deficiency
Common share capital (note 9)	5,409,488	2,411,832
Preferred share capital (note 9)	-	2,500
Other equity (note 10)	1,007,500	25,000
Deficit	(3,509,487)	(1,048,182)

	2,907,501	1,391,150

	$3,210,719	$1,782,607

Nature of operations (note 1)
Commitment and contingencies (note 12)

Approved by the Board	“Glenn Bowman”	“Mario Biasini”
	Director	Director

See accompanying notes, which are an integral part of these financial statements

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Consolidated Statements of Comprehensive Loss
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

	December 31	December 31
	2012	2011

Revenue	$409,347	$261,210

Expenses
Cost of goods sold	356,688	127,131
Salaries and consulting	1,179,711	562,312
Professional fees	380,762	281,591
General and administrative	291,745	194,014
Technology development	41,773	81,348
Listing fees (note 8)	382,777	-
Regulatory fees	42,405	-
Amortization of patents	1,250	-
Amortization of property and equipment	174,391	62,523

	2,851,502	1,308,919

Loss from operations	(2,442,155)	(1,047,709)

Finance income (expenses)
Interest income	117	298
Interest expense	(19,267)	(771)

	(19,150)	(473)

Net comprehensive loss for the period	$(2,461,305)	$(1,048,182)

Loss per share

Basic and diluted	$(0.21)	$(0.11)

Weighted average number of common shares	11,918,124	9,189,030

See accompanying notes, which are an integral part of these financial statements

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Consolidated Statements of Changes in Equity
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

		Number		Preferred
	Number of	of	Common	share
	common	preferred	share	capital	Other
	shares	shares	capital		Equity	Deficit	Total

Balance at December 31, 2010	8,000,000	500,000	730,000	2,500	-	-	732,500
					-	-
Issuance of common shares	2,600,000	-	1,820,000	-	-	-	1,820,000
Share issuance costs	-	-	(113,168)	-	-	-	(113,168)
Issuance of warrants	-	-	(25,000)	-	25,000	-	-
Comprehensive loss for the period	-	-	-	-	-	(1,048,182)	(1,048,182)

Balance at December 31, 2011[1]	10,600,000	500,000	$2,411,832	$2,500	$25,000	$(1,048,182)	$1,391,150

Issuance of common shares	4,116,913	-	3,431,792	-	-	-	3,431,792
Share issuance costs	-	-	(373,511)	-	-	-	(373,511)
Issuance of warrants	-	-	(712,500)	-	712,500	-
Share-based payments	23,529	-	20,000	-	-	-	20,000
Share based compensation – Employee stock options	-	-	-	-	270,000	-	270,000
Conversion of debt	117,647	-	100,000	-	-	-	100,000
Conversion of preferred shares	500,000	(500,000)	2,500	(2,500)	-	-
Shares issued for acquisition of T.B.		-		-
Mining Ventures Inc.	756,250		529,375		-	-	529,375
Comprehensive loss for the period	-	-	-	-	-	(2,461,305)	(2,451,305)

Balance at December 31, 2012	16,114,339	-	$5,409,488	$-	$1,007,500	$(3,509,487)	$2,917,501

1Represents the legal capital of Sphere 3D Inc. (the accounting acquirer). The legal capital of T.B. Mining Ventures Inc. (the legal acquirer) was 3,025,000 common shares.

See accompanying notes, which are an integral part of these financial statements

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Consolidated Statements of Cash Flows
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

	December 31	December 31
	2012	2011

Cash flow from operating activities

Net comprehensive loss for the period	$(2,461,305)	$(1,048,182)

Items not affecting cash:
Amortization	175,641	62,523
Listing fee	382,777	-
Stock based compensation	270,000	-
Expenses paid through stock issuances	120,000	-
Accrued interest	(110)	(93)

Change in working capital:
Change in sales tax recoverable	44,415	(122,734)
Change in accounts receivables	178,596	(233,325)
Change in inventory	21,078	(21,078)
Change in prepaid and sundry assets	(49,427)	(154,828)
Change in trade and other payables	(14,269)	310,987
Change in deferred revenue	(30,070)	30,070

Net cash used in operating activities	(1,263,820)	(1,176,660)

Cash flow from investing activities

Reverse take-over of T.B. Mining Ventures Inc.	51,277	-
Acquisition of property and equipment	(145,063)	(449,978)
Investment in technology	(25,000)	-
Purchase of investments	-	(10,000)

Net cash used in investing activities	(118,786)	(459,978)

Cash flow from financing activities

Proceeds from common shares, net of issue costs	2,857,846	1,794,632

Net cash used financing activities	2,857,846	1,794,632

Net increase in cash and cash equivalents	1,475,240	157,994

Cash and cash equivalents at opening	158,094	100

Cash and cash equivalents at closing	$1,633,334	$158,094

See accompanying notes, which are an integral part of these financial statements

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

1.	General Information

Sphere 3D Corporation (the "Company") was incorporated under the Business Corporations Act (Ontario) on May 2, 2007 as T.B. Mining Ventures Inc. The Company is listed on the TSXV, under the trading symbol “ANY” and has its main and registered office of the Company is located at 240 Matheson Blvd. East, Mississauga, Ontario, L4Z 1X1.

On December 21, 2012, the Company completed its Qualifying transaction (the “Transaction”) with Sphere 3D Inc. (“Sphere 3D”) and changed its name to Sphere 3D Corporation. The Transaction resulted in the Company acquiring 100% of the issued and outstanding securities of Sphere 3D through a securities exchange (see note 8). Accordingly, the former security-holders of Sphere 3D acquired control of the Company through a reverse takeover. The accounting parent in the reverse takeover was Sphere 3D. Therefore, the consolidated financial statements are presented from the perspective of Sphere 3D and the comparative figures presented prior to December 21, 2012 are those of Sphere 3D. The results of operations of the legal parent, Sphere 3D Corporation (formerly T.B. Mining Ventures Inc.), are included from the date of the reverse takeover.

Sphere 3D Inc. is a technology development company focused on establishing its patent pending emulation and virtualization technology. These annual consolidated statements include the financial statements of the Company, its wholly-owned subsidiary, Sphere 3D Inc., which was incorporated under the Canada Business Corporation Act on October 20, 2009, and its wholly owned subsidiary, Frostcat Technologies Inc., which was incorporated under the Business Corporations Act (Ontario) on February 13, 2012.

The Company will have to raise additional capital to fund operations until such point that revenues from products and technology are able to fund operations. If the Company is not able to raise sufficient capital then there is the risk that the Company will not be able to realize the value of its assets and discharge its liabilities. These financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the going concern assumption not be appropriate. To date the Company has been successful raising capital in fiscal 2011 and 2012. These proceeds are used to fund operations of the Company.

At December 31, 2012, the Company had working capital of $1,728,803 and an accumulated deficit of $3,509,487. Management believes that the Company has sufficient funds to pay its ongoing operating expenses and other commitments and to meet its liabilities for the ensuing year as they fall due.

2.	Statement of Compliance

The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Financial Statements were approved by the Company’s Board of Directors on April 10, 2013

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements as at and for the periods ended December 31, 2012 and 2011, unless otherwise indicated.

The consolidated financial statements comprise the accounts of the Company, and its controlled subsidiary. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

All transactions and balances between the Company and its subsidiaries are eliminated on consolidation, including unrealized gains and losses on transactions between companies. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(a)	Use of estimates and judgements

The preparation of the financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements are noted below with further details of the assumptions in the following notes:

(i)	Share-based payments

When charges for share-based payments are based on the equity instrument granted, the fair value is calculated at the date of the award. The equity instruments are valued using Black-Scholes; inputs to the model include assumptions on share price volatility, discount rates and expected life outstanding.

(ii)	Investment in technology

The recoverability of the investment in technology is dependent on the future realization of cash flows from amounts spent.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

(a)	Use of estimates and judgements (continued)

(iii)	Property and equipment

The useful lives of property and equipment is estimated based on the length of use of the assets by the Company.

(iv)	Income taxes

Tax interpretations, regulations and legislation in the jurisdiction in which the Company operates are subject to change. As such, income taxes are subject to measurement uncertainty. Deferred income tax assets are assessed by management at the end of the reporting period to determine the likelihood that they will be realised from future taxable earnings.

(b)	Foreign currency

The functional currency of the Company and its subsidiaries is the Canadian dollar. Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the period end exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(c)	Financial instruments

	(i)	Non-derivative financial assets

Non-derivative financial instruments comprise of amounts receivable, cash and cash equivalents, investments and trade and other payables. Non-derivatives financial instruments are recognised initially at the fair value plus, for instruments not at fair value through profit and loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

(ii)	Cash, cash equivalents and investments

Cash and cash equivalents comprise cash on hand, term deposits with banks, other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Company’s cash management, whereby management has the ability and intent to net bank overdrafts against cash, are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

	(c)	Financial instruments (continued)

(ii) Cash, cash equivalents and investments (continued)

Investments comprise highly liquid investments, in the form of guaranteed investment certificates, with maturities greater than three months but with cashable features. Investments have been used to secure the company’s credit rating and are therefore separated from cash and cash equivalents for the purpose of the statement of cash flows.

(iii)	Financial assets at fair value through profit or loss

An instrument is classified at fair value through profit or loss if it is held or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy. Upon initial recognition the transaction costs are recognized in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. The Company has designated cash and cash equivalents and investments at fair value.

(iv)	Other

Other non-derivative financial instruments, such as amounts receivable and trade and other payables, are measured at amortized cost using the effective interest method, less any impairment losses.

(d)	Property and equipment

(i)	Recognition and measurement

Items of property and equipment are measured at cost less accumulated amortization and accumulated impairment losses. Costs include expenditure that is directly attributable to the acquisition of the asset.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized net within other income in profit or loss.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

(d)	Property and equipment (continued)

(ii)	Subsequent costs

The cost of replacing a part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit (loss) as incurred.

(iii)	Amortization

Amortization is calculated as the cost of the asset less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the assets.

The estimated useful lives for the current and comparative periods are as follows:

•	Computer hardware	- 3 years
•	Furniture and fixtures	- 5 years
•	Leasehold improvements	- over the term of the lease

This most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Estimates for amortization methods, useful lives and residual values are reviewed at each reporting period-end and adjusted if appropriate.

(e)	Trade and other payables

Trade and other payables are stated at cost.

(f)	Balance sheet

Assets and liabilities expected to be realised in, or intended for sale or consumption in, the Company’s normal operating cycle, usually equal to 12 months, are recorded as current assets or liabilities.

(g)	Statement of cash flows

The Company prepares its Statement of Cash Flows using the indirect method.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

	(h)	Impairment

		(i)	Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the statement of comprehensive loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in the statement of comprehensive loss.

(ii)	Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets referred to as a cash generating unit (CGU). The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less cost to sell.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from sales.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

(h)	Impairment (continued)

(ii)	Non-financial assets (Cont’d)

Fair value less cost to sell is determined as the amount that would be obtained from the sale of a CGU in an arm’s length transaction between knowledgeable and willing parties. The fair value less cost to sell of an asset is generally determined as the net present value of the estimated future cash flows expected to arise from the continued use of the CGU, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate which would be applied by such a market participant to arrive at a net present value of the CGU.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in the statement of comprehensive loss. Impairment losses recognized in respect of CGU’s are allocated first to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss in respect of other assets is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.

(i)	Intangible assets

	(i)	Patents

Costs to obtain patents are capitalized and are amortized to operations on a straight-line basis over the underlying term of the patents, which is 20 years, commencing upon the registration of the patent.

(ii)	Investment in Technology

The investment in technology consists of consideration paid for the acquisition of the technology. Amortization commences with the successful commercial production or use of the product or process. These costs are being amortized over a period of four years from commencement of commercial use, which has not yet commenced.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

	(i)	Intangible assets (continued)

		(iii)	Research and Development Costs

Research costs are charged to income when incurred. Development costs are expensed in the year incurred unless they meet the criteria for deferral and amortization. Amortization commences with the successful commercial production or use of the product or process. These costs are being amortized over a period of four years from commencement of commercial use, which has not yet commenced.

Investment Tax Credits ("ITCs") earned as a result of incurring Scientific Research and Experimental Development ("SRED") expenditures are recorded as a reduction of the related current period expense, the related deferred development costs or related capital assets. Management records ITC's when there is reasonable assurance of collection. To date, management has not recorded any amounts related to ITC’s.

(j)	Share capital – common shares

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

(k)	Share based payments

The grant date fair value of options awarded to employees, directors, and service providers is measured using the Black-Scholes option pricing model and recognised in the statement of comprehensive income, with corresponding increase in contributed surplus over the vesting period. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options that vest. Upon exercise of the option, consideration received, together with the amount previously recognised in contributed surplus, is recorded as an increase to share capital.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

(l)	Revenue

Revenue is recorded when persuasive evidence of an agreement exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, price is fixed and determinable, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, the distribution of the media has occurred and collectability is reasonably assured and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized. Revenue is deferred when the Company has received the cash and has a further obligation to the customer. The revenue is then recognized when the Company has fulfilled that obligation.

(m)	Finance income and expenses

Finance expenses comprise interest expense on borrowings, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets.

Interest income is recognised as it accrues in profit or loss, using the effective interest method.

Foreign currency gain and losses, reported under finance income and expenses, are reported on a net basis.

(n)	Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised on the initial recognition of assets or liabilities in a transaction that is not a business combination. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

(n)	Income taxes (continued)

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(o)	Loss per share

Basic earnings per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of dilutive instruments such as options and warrants. The dilutive effect on earnings per share is recognised on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. At year end diluted earnings per share has not been presented as the effect of stock options and warrants would be anti-dilutive.

(p)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are not recognised for future operating losses.

(q)	Contingent liability

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

(r)	New standards and interpretations not yet adopted

The following pronouncements issued by the IASB and interpretations published by IFRIC will become effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted, with the exception of amendment to IFRS 7. IFRS 10, IFRS 11 and IFRS 12 permit early adoption if all of the standards are collectively adopted.

IFRS 7 - Financial Instruments: Disclosures was amended to provide additional information about offsetting of financial assets and financial liabilities. Additional disclosures will be required to enable users of financial statements to evaluate the effect or potential effect of netting arrangements on the entity’s financial position.

IFRS 10 - Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. A new definition of ‘control’ has been established. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 - Joint Arrangements establishes the principles for joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method whereas for a joint operation the venture will be accounted for using the proportionate consolidation method.

IFRS 12 - Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 13 - Fair Value Measurement defines fair value, requires disclosure about fair value measurements and provides a framework for measuring fair value when it is required or permitted within the IFRS standards.

IAS 19 – Employee Benefits amends the existing standard to eliminate options to defer the recognition of gains and losses in defined benefit plans, requires remeasurement of a defined benefit plan’s assets and liabilities to be presented in other comprehensive income and increases the disclosure.

The IASB also amended the following standards which is effective as per the date identified.

IAS 1 - Presentation of Financial Statements was amended and requires companies to group items presented within Other Comprehensive Income based on whether they may be subsequently reclassified to profit or loss. This amendment is effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

(r)	New standards and interpretations not yet adopted (continued)

IAS 12 – Income Taxes was amended to provide a practical approach for measuring deferred tax liabilities and deferred tax assets when investment property is measured using the fair value model, as well as incorporating the consensus from SIC-21. This amendment is effective for annual periods beginning on or after January 1, 2012. Earlier application is permitted.

IFRS 10 – Consolidated Financial Statements was amended to require investment entities to measure subsidiaries at fair value through profit or loss. The amendment is effective for annual periods beginning on or after January 1, 2014. Earlier application is permitted.

IFRS 9 - Financial Instruments addresses the classification and measurement of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value. The new standard also requires a single impairment method to be used. The IASB has extended the effective date to January 1, 2015, with earlier application permitted.

The Company has not yet completed its evaluations of the effect of adopting the above standards and the impact it may have on its consolidated financial statements.

4.	Determination of Fair Value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Cash and cash equivalents, amounts receivable, investments and trade and other payables.

The fair value of cash and cash equivalents, amounts receivable, investment and trade and other payables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. At December 31, 2012 and December 31, 2011, the fair value of these balances approximated their carrying value due to their short term to maturity.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

4.	Determination of Fair Value (continued)

(b)

The fair value of stock options and warrants are measured using a Black-Scholes, option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option and warrant holder behaviour) and the risk-free interest rate (based on government bonds).

The carrying value of cash and cash equivalents, amounts receivable, investment and trade and other payables included in the financial position approximate fair value due to the short term nature of those instruments.

The following tables provide fair value measurement information for financial assets and liabilities as of December 31, 2012 and 2011.

			Fair value measurements using
			Quoted	Significant	Significant
			prices in	other	unobservable
			Active	observable	inputs
December 31,	Carrying		Market	inputs	(Level 3)
2012	amount	Fair value	(Level 1)	(Level 2)
Financial assets
Cash and cash equivalents	$1,633,334	$1,633,334	$1,633,334	$-	$-
Investments	$10,203	$10,203	$10,203	$-	$-
Long term Investments	$101,821	$101,821	$101,821	$-	$-

Fair value measurements using
			Quoted	Significant
			prices in	other	Significant
			Active	observable	unobservable
December 31,	Carrying		Market	inputs	inputs
2011	amount	Fair value	(Level 1)	(Level 2)	(Level 3)
Financial assets
Cash and cash equivalents	$158,094	$158,094	$158,094	$-	$-
Investments	$10,093	$10,093	$10,093	$-	$-

Level 1 fair value measurements are based on unadjusted quoted market prices.

Level 2 fair value measurements are based on valuation models and techniques where the significant inputs are derived from quoted indices.

Level 3 fair value measurements are those with inputs for the asset or liability that are not based on observable market data.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

5.	Property and equipment

		Furniture
	Computer	and	Leasehold
Cost	Hardware	Fixtures	Improvements	Total

Balance at December 31, 2010	$-	$-	$-	$-
Additions	372,506	2,463	75,009	449,978
Disposals	-	-	-	-

Balance at December 31, 2011	372,506	2,463	75,009	449,978
Additions	137,178	4,000	3,885	145,063
Disposals	-	-	-	-

Balance at December 31, 2012	$509,684	$6,463	$78,894	$595,041

		Furniture
Accumulated	Computer	and	Leasehold
Depreciation	Hardware	Fixtures	Improvements	Total

Balance at December 31, 2010	$-	$-	$-	$-
Additions	57,240	123	5,160	62,523
Disposals	-	-	-	-

Balance at December 31, 2011	57,240	123	5,160	62,523
Additions	157,851	826	15,714	174,391
Disposals	-	-	-	-

Balance at December 31, 2012	$215,091	$949	$20,874	$236,914

Net book value as at December 31, 2011	$315,266	$2,340	$69,849	$387,455

Net book value as at December 31, 2012	$294,593	$5,514	$58,020	$358,127

6.	Intangible assets

(i)	Investment in technology

On December 31, 2010, the Company acquired all rights and assets related to the emulation and virtualization technology from Promotion Depot Inc., in a non-arms length transaction, in exchange for 1,000,000 shares of the Company’s common stock. Since the fair value of the assets received are not readily determinable, the investment was valued based on the $695,000 fair value of the shares received by Promotion Depot Inc. The technology acquired is still in the development stage and not in commercial use. As such, amortization of this asset has not commenced.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

6.	Intangible assets (continued)

(ii)	Patents

On January 16, 2012, the Company filed 3 preliminary patents based on the technology acquired in the investment in technology.

	Investment in
Cost	technology	Patents	Total

Balance at December 31, 2010	$695,000	$-	$695,000
Additions	-	-	-
Disposals	-	-	-

Balance at December 31, 2011	695,000	-	695,000
Additions	-	25,000	25,000
Disposals	-	-	-

Balance at December 31, 2012	$695,000	$25,000	$720,000

Accumulated	Investment in
amortization	technology	Patents	Total

Balance at December 31, 2010	$-	$-	$-
Additions	-	-	-
Disposals	-	-	-

Balance at December 31, 2011	-	-	-
Additions	-	1,250	1,250
Disposals	-	-	-

Balance at December 31, 2012	$-	$1,250	$1,250

Net book value as at December 31, 2011	$695,000	$-	$695,000

Net book value as at December 31, 2012	$695,000	$23,750	$718,750

7.	Trade and other payables

	December 31	December 31
	2012	2011
Trade payables	$251,845	$144,967
Non-trade payables and accrued expenses	51,373	166,200
	$303,218	$310,987

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

8.	The Transaction

The Company completed the Transaction on December 21, 2012, pursuant to a definitive amalgamation agreement dated August 31, 2012. The Transaction constitutes a reverse takeover of the Company but does not meet the definition of a business combination, and therefore, IFRS 3 Business Combinations is not applicable. As a result and in accordance with reverse take-over accounting for a transaction that is not considered a business combination:

Sphere 3D Corporation (formerly T.B. Mining Ventures) is treated as the acquiree and Sphere 3D Inc. is treated as the acquirer. As a result, the amalgamated entity is deemed to be a continuation of Sphere 3D Inc. and Sphere 3D Inc. is deemed to have acquired control of the assets and business of the Company with the consideration of the issuance of capital, and therefore IFRS 2 Share-based Payments, is applicable.

Under the terms of the Amalgamation Agreement, T.B. Mining Ventures was required to consolidate (the “Consolidation”) its securities on a four (4) for one (1) exchange ratio. As of the date of the Transaction there were 756,250 T.B. Mining Shares issued and outstanding as fully paid and non-assessable, after giving effect to the Consolidation.

The fair value of the consideration issued for the net assets of the Company is as follows:

$
756,250 common shares valued at $0.70 per share	529,375

Allocated to net asset value (at December 21, 2012):

$
Cash and cash equivalents	51,277
Long term investment	101,821
Accounts payable	(6,500)

Net assets	146,598
Cost of listing (expensed)	382,777

529,375

The purchase price is recorded as an increase in share capital of $529,375

Transaction costs associated with the Reverse Takeover Transaction which amounted to $124,126 and the cost of listing of $382,777 have been recorded as an expense.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

9.	Share Capital

Authorized

an unlimited number of common shares

500,000 shares, without nominal or par value, of a class designated as multiple voting preferred shares

Common shares

Issued and outstanding

		Number
	of Shares	Value

Balance, December 31, 2010	8,000,000	$730,000

Issued for cash (net of cash fees of $113,168)	2,600,000	1,706,832
Less: Proceeds allocated to warrants	-	(25,000)

Balance, December 31, 2011	10,600,000	$2,411,832

Issued for cash (net of cash fees of $373,541)	4,116,913	3,058,281
Less: Proceeds allocated to warrants		(600,000)
Brokers warrants	-	(112,500)
Issued for services rendered	23,529	20,000
Issued on conversion of debt	117,647	100,000
Issued on conversion of preferred shares	500,000	2,500
Reverse takeover transaction (note 8)	756,250	529,375

Balance, December 31, 2012	16,114,339	$5,409,488

On July 22, 2011, the Company issued 1,750,000 shares of common stock for cash proceeds of $1,225,000, less cash fees of $72,618. In connection with this transaction, the Company issued broker warrants to purchase 87,500 shares of common stock, at $0.70 per share, for a period of three years. The broker warrants were valued at $25,000. The brokers warrants have been valued based on the equity instruments granted.

On December 15, 2011, the Company issued 850,000 shares of common stock for cash proceeds of $595,000, less cash fees of $40,550.

On January 13, 2012, the Company issued 450,571 shares of common stock for cash proceeds of $315,400, less cash fees of $29,650. In connection with this transaction, the Company issued broker warrants to purchase 65,028 shares of common stock, at $0.70 per share, for a period of three years. The broker warrants were valued at $19,000. The brokers warrants have been valued based on the equity instruments granted.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

9.	Share Capital (continued)

Common shares (continued)

As a condition to the Amalgamation, Sphere 3D completed a private placement of Sphere 3D Units (the "Financing") with gross proceeds of $3,116,642. Each Sphere 3D Unit consisted of one Sphere 3D Share and one Sphere 3D Warrant, entitling the holder to purchase one Sphere 3D Share at an exercise price of $1.00 per Sphere 3D Share within two years of the completion of the Qualifying Transaction.

The Financing was completed in five tranches, as follows:

Date	Number of Units	Gross Proceeds	Cash Fees	Value of Warrants

(i) July 26, 2012	1,141,976	$970,680	$147,800	$180,000
(ii) October 30, 2012	1,540,003	1,309,003	132,588	245,000
(iii) November 13, 2012	324,300	275,655	28,282	70,000
(iv) December 13, 2012	476,163	404,739	21,800	75,746
(v) December 14, 2012	183,900	156,315	13,421	20,254

	3,666,342	$3,116,392	$343,891	$600,000

In addition, at the same time as the November 13, 2012 closing, Sphere 3D issued 117,647 Units in settlement of a debt of $100,000. The value of the Sphere 3D PP Warrants issued in this debt conversion was $19,000.

In connection with the Financing, the Company paid to the Agent, Jennings Capital Ltd., commissions in the amount of 8% of gross proceeds, and issued 325,925 Sphere 3D Broker Unit Warrants (10% of the brokered securities sold in the Financing). The brokers warrants have been valued based on the equity instruments granted. In addition, the Company paid the Agent a corporate finance fee of $20,000 (through the issue of 23,529 shares of Sphere 3D).

The Broker Unit Warrants are exercisable into Sphere 3D Units at an exercise price of $0.85 per unit within two years of closing of the Financing. Each Sphere 3D Unit consists of a Sphere 3D Share and a Sphere 3D PP Warrant. The Sphere 3D Broker Unit Warrants issued for the five tranches were valued at $33,000, $44,500, $8,000, $4,000 and $4,000 respectively, using the Black-Scholes model.

The fair value of the warrants issued were estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions:

				Broker
		Broker	Investor	Unit
		Warrants	Warrants	Warrants

(I)	dividend yield	0%	0%	0%
(II)	expected volatility	60%	60%	60%
(III)	a risk free interest	1.71%	1.28%	1.07%
(IV)	an expected life	3 years	2 years	2 years
(V)	a share price	$0.70	$0.70	$0.85
(VI)	an exercise price	$0.70	$1.00	$0.85

Expected volatility was based on comparable companies.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

9.	Share Capital (continued)

Preferred shares

Issued and outstanding

	Number
	Of Shares	Value

Balance, December 31, 2010 and 2011	500,000	$2,500
Converted to common shares in Transaction	(500,000)	(2,500)

Balance, December 31, 2012	-	$-

On December 21, 2012, the preferred shares of the Company automatically converted to shares of common stock on a one for one basis as part of the Transaction.

Escrowed shares

With the completion of the Transaction and the Company’s subsequent listing on the TSXV, certain common shares of the Company are subject to escrow in accordance with TSXV policies. There are two separate escrow agreements in place which are subject to different rates of release. The following table summarizes the common shares that were issued by the Company and are subject to and held under each escrow and the dates of release therefrom:

	QT Escrow		Value Share Escrow		Total
	Number	%	Number	%	Number	%

Common Shares	4,786,250	100	3,925,000	100	8,711,250	100

December 27, 2012(1)	239,312	5	392,500	10	631,812[2]	7
June 27, 2013	239,312	5	588,750	15	828,062	10
December 27, 2013	478,625	10	588,750	15	1,067,375	12
June 27, 2014	478,625	10	588,750	15	1,067,375	12
December 27, 2014	717,938	15	588,750	15	1,306,688	15
June 27, 2015	717,938	15	588,750	15	1,306,688	15
December 27, 2015	1,914,500	40	588,750	15	2,503,250	29

Total subject to escrow	4,786,250	100	3,925,000	100	8,711,250	100

(1)  Date of issuance of TSXV exchange bulletin announcing the commencement of trading of the Company’s stock.

(2)  These shares were released from escrow during the year ended December 31, 2012.

Escrowed shares are subject to release every six months from the date of the exchange bulletin, at the rate shown. Release dates can change if the Company were to move to the TSX Tier 1 Exchange. As well, if the operations or development of the Intellectual Property or the business are discontinued then the unreleased securities held in the QT Escrow will be cancelled.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

9.	Share Capital (continued)

Stock Options

i.

On January 16, 2012, the shareholders of the Company approved the establishment of an Employee Stock Option Plan. The directors are authorized to grant options to directors, employees and consultants, to acquire up to 10% of the issued and outstanding common stock. The exercise price of each option is based on the market price of the Company's stock at the date of grant. The options can be granted for a maximum term of 10 years and vest as determined by the board of directors.

ii.

On January 16, 2012 and February 15, 2012, the directors of the Company approved the award of 715,000 and 75,000 options, respectively, with a value of $200,000. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $0.70 and (VI) a share price of $0.70. Expected volatility was based on comparable companies. 540,000 of these options vested immediately. The remaining vested as follows: 125,000 vested on February 29, 2012; 25,000 vested on May 31, 2012; 75,000 on July 26, 2012; and 25,000 on August 31, 2012.

iii.

On September 19, 2012, the directors of the Company approved the award of 300,000 options, with a value of $70,000. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $0.85 and (VI) a share price of $0.69.. Expected volatility was based on comparable companies. 100,000 of these options vested immediately. The remaining options vest as follows: 25,000 vested on November 30, 2012; 25,000 vested on February 28, 2013; 25,000 will vest on May 31, 2013; 25,000 will vest on August 31, 2013; 33,333 will vest on September 2013; 33,333 will vest on September 2014; 33,333 will vest on September 2015.

iv.

On September 19, 2012, the directors of the Company revised the exercise price of the 615,000 options issued to the officers and directors of the Company on January 16, 2012 from $0.70 to $0.85 per share, in keeping with the offering price for the Financing. The revision had no impact on the financial results of the Company.

v.

As at the date of the Amalgamation, there were 75,000 T.B. Mining Shares reserved for issuance under the T.B. Mining Option Plan, after giving effect to the Consolidation. These options continues on under the same terms.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

9.	Share Capital (continued)

Stock Options (continued)

As at December 31, 2012 the Company had 596,434 additional options available for issuance. A continuity of the unexercised options to purchase common shares is as follows:

	Weighted average
	exercise price
	$	Number
Balance at December 31, 2010 and 2011	-	-

Granted	0.82	1,090,000
Issued on Transaction	0.80	75,000
Expired	0.70	(150,000)

Outstanding at December 31, 2012	0.83	1,015,000

Exercisable at December 31, 2012	0.83	840,000

The following table provides further information on the outstanding options as at December 31, 2012:

Expiry	Number	Number	Weighted	Weighted
Date	exercisable	outstanding	average	average
			exercise	years
			price	remaining
			$
September 8, 2020	75,000(1)	75,000	0.80	7.75
January 16, 2022	640,000	640,000	0.83	9.0
September 19, 2022	125,000	300,000	0.85	9.75

	840,000	1,015,000	0.83	9.13

1 Reflects the 1 for 4 option exchange made pursuant to the Transaction (note 8).

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

9.	Share Capital (continued)

(b)	Warrants

The Company had the following warrants outstanding:

		Weighted Average
	Number of	Exercise
	Warrants	Price

Outstanding at December 31, 2010	-	-
Granted – Broker Warrants	87,500	$0.70

Outstanding at December 31, 2011	87,500	$0.70

Granted – Broker Warrants	65,028	0.70
Investor Warrants	3,783,989	1.00
Broker Unit Warrants(1)	325,925	0.85

Outstanding at December 31, 2012	4,262,442	$0.98

(1)

The Broker Unit Warrants are exercisable into Sphere 3D Units at an exercise price of $0.85 per unit within two years of closing of the Financing. Each Sphere 3D Unit consists of a Sphere 3D Share and a Sphere 3D Warrant.

10.	Other Equity

	2012	2011

Other equity beginning of period	$25,000	$-
Value of warrants issued	712,500	25,000
Value of options issued	270,000	-

Warrant capital end of period	$1,007,500	$25,000

11.	Related Party Transactions

Related parties of the Company include the Company’s key management personnel and independent directors.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any director (whether executive or otherwise).

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

11.	Related Party Transactions (continued)

The compensation paid or payable to key management personnel is shown below:

	December 31	December 31
	2012	2011
Salaries, fees and benefits	$444,181	$301,134
Share-based payments - management	66,813	-
Share-based payments - directors	134,976	-
	$645,970	$301,134

Legal services of $209,288 (2011 - $49,065) were provided by a legal firm affiliated with a director of the Company.

Amounts owing to related parties at year end included in accounts payable total $141,658 (2011 - $44,520)

12.	Commitment and Contingencies

The Company entered into a five year lease, for a 6,000 square foot, free standing building, on May 1, 2011. In addition to the minimum lease payments, the Company is required to pay operating costs estimated at $27,000 per year. The minimum lease payments for the Company’s facility in Mississauga, are as follows:

2013	$56,500
2014	58,000
2015	59,500
2016	20,000

13.	Deferred Income Taxes

Reconciliation between tax expense and the amount of tax on net accounting income at the Company’s statutory rate of 26.5% (2011 - 28.00%) percent is as follows:

	December 31	December 31
	2012	2011
Loss before tax from continuing operations	$(2,461,305)	$(1,048,182)

Income tax using corporation statutory tax rate	(652,200)	(293,500)
Adjustment for share issue costs	(99,000)	(28,300)
Change in tax rate and other	164,300	31,500
Deferred income taxes not recognized	586,900	290,300
	$-	$-

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

13.	Deferred Income Taxes (continued)

Deferred income tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	December 31	December 31
	2012	2011
Non-capital loss carry-forwards	$717,100	$252,100
Property and equipment	62,900	15,600
Share issue costs	97,200	22,600
Less: Deferred income taxes not recognized	(877,200)	(290,300)
Total deferred tax assets	$-	$-

Loss Carry Forwards

Loss carry-forwards represent significant tax savings of $1,697,871 and $1,008,293 as at December 31, 2012 and December 31, 2011 respectively. As at December 31, 2012, unused loss carry-forwards expire in the following taxation years:

2021	$1,008,293
2022	1,697,871

14.	Capital Risk Management

The Company includes equity, comprised of issued common share capital, other equity and deficit, in the definition of capital.

The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to further develop and market its digital media distribution systems, and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity and warrants, debt or by securing strategic partners.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the years ended December 31, 2012 and 2011.

15.	Financial Risk Management

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian Dollars)

15.	Financial Risk Management (continued)

Risk management is carried out by management under policies approved by the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

(a)	Market risk

(i)	Currency risk:

The Company is still in its pre-commercialization phase and as such has limited exposure to foreign exchange risk. Foreign exchange risk arises from purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies.

(ii)	Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company's cash and cash equivalents and investments earn interest at market rates.

The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest do not have a significant impact on the Company’s results of operations as interest income represents approximately 0.7% (2011 – 0.3%) of total expenses. A 1.0% change in interest rates would not have a significant impact on the interest income.

(b)	Credit risk

The Company is subject to risk of non-payment of amounts receivable. The Company mitigates this risk by monitoring the credit worthiness of its customers. As at December 31, 2012 Nil (December 31, 2011 – 92%) of amounts receivable and 100% (December 31, 2011 - 91%) of revenue is from one customer.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is also actively involved in the review and approval of planned expenditures.

As at December 31, 2012, the Company has trade and other payables of 303,218 (2011 - $310,987) due within 12 months and has cash and cash equivalents and amounts receivable of $1,688,063 (2011 – 319,419) to meet its current obligations.